Filed by Stora Enso Oyj
                                      Pursuant to Rule 425 under the
                                      Securities Act of 1933 deemed filed
                                      pursuant to Rule 14a-12 of the
                                      Securities Exchange Act of 1934

                                      Subject Company: Consolidated Papers, Inc.
                                      Commission File No. 001-11359




THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY STORA ENSO OYJ ON

JUNE 29, 2000:





Press Release                        29 June 2000          StoraEnso [Logo]



                                                     Kanavaranta 1

                                                     00160 Helsinki, Finland



                                                     P.O. Box 309

                                                     FIN-00101 Helsinki, Finland



                                                     Tel +358 2046 131

                                                     Fax +358 2046 21471



                                                     www.storaenso.com



Kai Korhonen to be responsible for Stora Enso's North American operations

Kai Korhonen will become responsible for Stora Enso's North American operations. The position will become effective as soon as the acquisition of Consolidated Papers is realized. Korhonen is presently responsible for Stora Enso's newsprint division, a position he will continue in until the acquisition is completed.

Korhonen, 48, is a member of Stora Enso's Executive Management Group, and has a degree in engineering from the Helsinki University of Technology. He has been employed by Stora Enso since 1977.